September 15, 2010

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:        Healthy Fast Food, Inc.
Amendment No. 5 to
Registration Statement on Form S-1
Filed on August 18, 2010
File No. 333-164096

Dear Ms. Ravitz:

On behalf of Healthy Fast Food, Inc. (the “Company” or “HFFI”), Amendment No. 6 to the registration statement on Form S-1 is being filed.  This Amendment reflects a decrease in the number of units being offered to 1,500,000 from 3,000,000.

The comments of the Staff set forth in the letter dated September 7, 2010, have been addressed in this filing pursuant to your request.  The comments are set forth below, together with the Company’s responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending three hard copies of this letter, together with three hard copies of the Amendment, including exhibits, marked to show all of the changes.  The numbers circled in the margin correspond to the number of the comment.

Outside Front Cover Page of the Prospectus

1.	We note your response to our prior comment one, and we reissue the comment. Please revise to include either bona fide prices or price ranges for each security offered.

Response:  The Company notes that the following disclosure already appears on the prospectus cover page:

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
September 15, 2010

“We expect to offer the units at a public offering price equal to or at a discount to the price at which a share of our common stock is quoted on the OTC Bulletin Board or the Pink Sheets, as the case may be, immediately prior to this offering.  Our common stock and Class A and Class B warrants are quoted on the OTC Bulletin Board and the Pink Sheets, from time to time, under the symbols “HFFI,” “HFFIW” and “HFFIZ,” respectively. The last sale prices of our common stock and Class A and Class B warrants on September 13, 2010 were $0.75 per share and $0.05 and $0.005 per warrant, respectively.”

As the trading prices of the common stock are fairly volatile, the Company is unable to provide a bona fide price at this time and is reluctant to state a range of prices.  The Company believes that the disclosure adequately conveys the Company’s intention as the pricing of the securities.

Market for Common Equity and Related Stockholder Matters, page 18

2.	Please revise to identify the principal trading market for your common stock. Additionally please indicate the source of the quotations provided.

Response:   Complied.  See page 18.

Purchase of U-Swirl Frozen Yogurt Concept, page 43

3.
We note the disclosure where you describe your use of the Henderson, Nevada location for training purposes as invaluable.  Based on your other disclosures in this paragraph, it appears you determined such value to be approximately equal to the royalties that would have been charged with respect to this location.  Please revise.

Response:  Rather than describing the use of the Henderson, Nevada location as “invaluable,” it is now described as “critical to us at the time.”  See page 43.

Condensed Consolidated Balance Sheets, page F-1

4.
The balance sheet, as of December 31, 2009, presented on page F-1 is not consistent with the balance sheet presented on page FF-2.  Specifically, it appears the classification of deferred financing costs differs between the balance sheets presented.  Please revise your presentation so that each balance sheet, as of December 31, 2009, is consistent within the document.  Also, please explain how you determined the appropriate presentation for these deferred costs.

Response:    Complied.   The balance sheet on page FF-2 is now consistent with the balance presented on page F-1, as the Company has determined that deferred financing costs are properly classified as a long-term asset.  Deferred offering costs consisting of legal, underwriting and filing fees directly relating to the public offering have been capitalized as a non-current asset on the balance sheets.  The deferred offering costs will be offset against offering proceeds

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
September 15, 2010

in the event the offering is successful. In the event the offering is unsuccessful or is abandoned, the deferred offering costs will be expensed.

5.
In the event you determine that deferred financing costs are properly classified as a long term asset, please revise any related calculations and presentations throughout the document.  We refer you specifically to the calculation of working capital at December 31, 2009, presented on page 23.

Response: Complied. Calculations appearing throughout the document have been reviewed and revised as appropriate. See page 23.

Note 10 – Related Party Transactions, page F-8

Note 11 – Related Party Transactions, page FF-17

6.
Please ensure that all related party transactions are disclosed and properly reflected in your financial statements.  For example, we note the disclosures on pages 42-43 include a description of the arrangement whereby you agreed that no franchise fees or royalties would be charged with respect to the Henderson, Nevada location in exchange for using that location as a training facility.  Please disclose this arrangement in the notes to your financial statements.  Also, tell us what consideration was given to recognizing $16,189 of royalty revenue, along with a corresponding amount of operating expense (related to use of the training facility), for the year ended December 31, 2009.

Response:  As part of the acquisition of the U-Swirl Frozen Yogurt Concept, the Company agreed that no franchise fees or royalties would be charged with respect to the Henderson, Nevada location. Had the Company charged royalties for the year ended December 31, 2009, the Company would have recognized income of $16,189. Additionally, part of the acquisition allowed the Company to use the Henderson, Nevada location to train employees. Although the Company has the ability to use the facility, it has not been used since March 2009.  The Company believes the recognition of revenue associated with this arrangement is inappropriate as it also is not using the Henderson, Nevada location. Additionally, the Company has determined this arrangement does not have a material effect on the financial statements and, accordingly, has decided not to include this amount on such financial statements. To ensure that all related party transactions are disclosed, the following additional language in included in the Note 11 to the year-end financial statements:

“As part of the terms of the U-Swirl Frozen YogurtSM acquisition (see Note 9), the Company agreed that no franchise fees or royalties would be charged with respect to the location operated by U Create Enterprises in Henderson, Nevada, as U Create Enterprises was permitting the Company to use the location as a training facility. The facility has not been used since March 2009; however, the Company may utilize this location for training purposes in the future. In addition, the Company granted U Create

Amanda Ravitz
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
September 15, 2010

Enterprises the right to open additional locations in Henderson, Boulder City and Pahrump, Nevada.  U  Create Enterprises will pay an initial franchise fee of $5,000 for each location and a 3% royalty on net sales.  For the year ended December 31, 2009, the Company did not recognize royalty income for the Henderson, Nevada café.”

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Enclosure

Cc:	Healthy Fast Food, Inc.
L.L. Bradford & Company, LLC
Holland & Knight LLP